UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2012, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  December 13, 2012
By:      /s/ Jack Ridge
                                                                                            Jack Ridge
                                                                                            Secretary, Master Savings Plan Committee

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980

Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2012 and 2011, and
Supplemental Schedule as of June 30, 2012, and
Report of Independent Registered Public
Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2012 and 2011	3

Notes to Financial Statements as of and for the Years Ended June 30, 2012 and 2011	4-11

SUPPLEMENTAL SCHEDULE:	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2012	13

     NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
        and Regulations for Reporting and Disclosure under the Employee Retirement Income
        Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
December 13, 2012

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2012 AND 2011

	2012	2011

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
Cash	$ 107,193	$ 75,897
The Procter & Gamble Company common stock	1,001,511,438	1,063,463,398
The J.M. Smucker Company common stock	2,744,187	3,157,844
Mutual fund	-	61,518,906
Common collective trust funds	1,492,770,102	1,165,058,953
J.P. Morgan Stable Value Fund	-	245,768,686

Total participant-directed investments — at fair value	2,497,132,920	2,539,043,684

Receivables -
Notes receivable from participants	25,078,491	26,084,607

Total assets	2,522,211,411	2,565,128,291

NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO
ADJUSTMENT TO CONTRACT VALUE	2,522,211,411	2,565,128,291

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	-	(5,533,085)

NET ASSETS AVAILABLE FOR BENEFITS	$ 2,522,211,411	$ 2,559,595,206

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011

INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments	$ (33,606,184)	$ 303,326,470
Net appreciation in contract value
of investments	5,322,286	1,464,591
Interest	313,657	1,208,005
Dividends	35,387,736	33,833,581

Total investment income — net	7,417,495	339,832,647

Interest income on notes receivable from participants	1,266,179	1,477,687

CONTRIBUTIONS:
Employer contributions	30,489	5,720
Employee contributions	108,293,712	104,624,879
Employee rollovers	1,409,712	1,860,010

Total contributions	109,733,913	106,490,609

DEDUCTIONS:
Benefits paid to participants	155,134,904	180,686,567
Administrative expenses	1,487,770	1,353,696

Total deductions	156,622,674	182,040,263

NET (DECREASE) INCREASE IN NET ASSETS
PRIOR TO TRANSFER	(38,205,087)	265,760,680

TRANSFERS FROM OTHER QUALIFIED PLANS — net	821,292	20,025,974

NET (DECREASE) INCREASE IN NET ASSETS	(37,383,795)	285,786,654

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,559,595,206	2,273,808,552

End of year	$ 2,522,211,411	$ 2,559,595,206

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the fiscal year ended June 30, 2011, the Company approved resolutions that all participants in the Wella Employee Savings Plan (the “Wella Plan”), all participants in the HDS Cosmetics Lab, Inc. 401(k) Profit Sharing Plan & Trust (the “HDS Plan”) and all participants in the Frederic Fekkai 401(k) Retirement Savings Plan (the “Fekkai Plan”), plans sponsored by subsidiaries of the Company, who had previously become eligible to participate in the Plan would have the assets and all participants accounts transfer into the Plan.  Effective October 1, 2010 for the Wella Plan, November 1, 2010 for the HDS Plan and November 1, 2010 for the Fekkai Plan, assets and participant accounts merged into the Plan in the amounts of $17,943,877, $180,205 and $870,281, respectively.

The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. During the fiscal years ended June 30, 2012 and 2011, transfers from the Gillette ESOP to the Plan totaled $821,292 and $1,030,918, respectively.

The employees of Natura Pet Products, Inc., an acquisition of the Company, will begin participating in the Plan effective August 1, 2012.

Contributions —The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2012 and 2011, an additional $5,500 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $17,000 and $16,500 respectively.

Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2012 and 2011 of $30,489 and $5,720, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. During the year ended June 30, 2012 the Plan changed the investment options offered by the Plan. The Plan currently offers common stock and common collective trust funds as investment options for participants.

Vesting —Participants are 100% vested to the assets in their Plan accounts.

Notes Receivable From Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock; in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.

A participant may withdraw any portion of after-tax contributions, which were derived from previously merged plans, once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period.

Account balances attributable to terminated employees are $875,276,033 and $892,176,106 as of June 30, 2012 and 2011, respectively.

Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan currently utilizes various investment instruments, including Company common stock, The J.M. Smucker Company (“Smucker”) common stock, and common collective trust funds. During the years ended June 30, 2012 and 2011, the Plan also utilized such investments as well as a mutual fund and a stable value fund which included investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker common stock is determined by published composite trading prices. Shares of the mutual fund were valued at quoted market prices, which represented the net asset value of shares held by the Plan at the measurement date. The common collective trust funds are stated at fair value as determined by the issuers of the common collective trust funds based on the fair market value of the underlying investments. The fully benefit-responsive investment contract, (“Stable Value Fund”) was stated at fair value and then adjusted to contract value as described below. Fair value of the contract was calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve.  The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account. Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, the Stable Value Fund was included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item was presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investment in the mutual fund were deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance for the plan year ending June 30, 2011, except for the Level 3 reconciliation disclosures, which have been adopted for the plan year ended June 30, 2012. The adoption in 2011 and 2012 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfers.  The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2012 and 2011.

	Fair Value Measurements at June 30, 2012, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash	$ 107,193	$ -	$ -	$ 107,193
Common collective trusts:
Equity	-	948,491,209	-	948,491,209
Fixed income	-	476,893,524	-	476,893,524
Other	-	67,385,369	-	67,385,369
Common stock	1,004,255,625	-	-	1,004,255,625

Total	$ 1,004,362,818	$ 1,492,770,102	$ -	$ 2,497,132,920

	Fair Value Measurements at June 30, 2011, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 75,897	$ -	$ -	$ 75,897
Common collective trusts:
Equity	-	980,878,612	-	980,878,612
Fixed income	-	184,180,341	-	184,180,341
Common stock	1,066,621,242	-	-	1,066,621,242
Mutual funds	61,518,906	-	-	61,518,906
Stable value fund	-	245,768,686	-	245,768,686

Total	$ 1,128,216,045	$ 1,410,827,639	$ -	$ 2,539,043,684

For the years ended June 30, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represent 5% percent or more of the Plan’s net assets available for benefits as of June 30, 2012 and 2011, are as follows:

Description	2012	2011
At Fair Value

*Company Common Stock	$ 1,001,511,438	$ 1,063,463,398
*J.P. Morgan Chase Bank Liquidity Fund**	-	245,609,707
BlackRock World Equity Index Fund	272,908,104	242,520,924
BlackRock Money Market Fund**	232,221,764	-
BlackRock US Bond Index Fund	212,623,673	184,180,341
BlackRock Small Cap Equity Index Fund	186,210,622	229,019,035
BlackRock Large Cap Equity Index Fund	489,372,483	509,338,653

*Indicates party in interest
**Investment option added or removed during 2012 Plan year

During the years ended June 30, 2012 and 2011, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2012	2011

Net appreciation (depreciation) in fair value of:
Common collective trust funds	$ 3,129,857	$ 240,555,819
Pooled Separate Account	-	(9,206)
Company common stock	(36,696,445)	62,081,079
Smucker's common stock	(39,596)	698,778

Net (depreciation) appreciation in fair value of investments	$ (33,606,184)	$ 303,326,470

Net appreciation in contract value of JP
Morgan Stable Value Fund	$ 5,322,286	$ 1,464,591

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

Prior to January 2012, the Plan provided participants a self-managed stable value investment option, the Stable Value Fund, that simulated the performance of a guaranteed investment contract, whereby participants executed Plan transactions at contract value. In January 2012, the Plan divested this investment and it is no longer a Plan investment option. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund was composed of U.S. Government securities, corporate debt instruments and corporate stocks, owned by the Plan and an investment contract issued by insurance companies (the “issuers”), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which was reset quarterly and that could not be less than zero. The wrapper contract provided that realized and unrealized gains and losses on the underlying fixed income portfolio were not reflected immediately in the net assets of the Stable Value Fund, but rather were amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the fund included current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

The issuers were contractually obligated to pay the principal and specified interest rate that was guaranteed to the Plan. The crediting interest rate was based on a formula agreed upon with the issuer, but may not have been less than zero. Such interest rates were reviewed on a quarterly basis for resetting. The crediting rate of the contract was expected to approximate current market yields on a trailing basis.

	2012	2011
Average yields:
Based on annualized earnings (1)	1.00%	1.00%
Based on interest rate credited to participants (2)	0.71	0.66

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to January 2012, certain Plan investments were shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors. In January 2012, the Plan divested these investments and they are no longer Plan investment options. J. P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J. P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J. P. Morgan Chase Bank is also the trustee of the Plan as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2012 and 2011, the Plan held 16,351,207 and 16,729,014 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $712,091,963 and $706,684,400, respectively. During the years ended June 30, 2012 and 2011, the Plan recorded dividend income on Company common stock of $35,313,180 and $33,760,350, respectively.

During the years ended June 30, 2012 and 2011, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value by $(36,696,445) and $62,081,079, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time.  The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, comply with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2012 and 2011, to Form 5500:

	2012	2011

Net assets available for benefits per the financial
statements	$ 2,522,211,411	$ 2,559,595,206
Plus adjustment from contract value to fair value for
fully benefit-responsive investment contracts	-	5,533,085
Less certain deemed distributions of participant loans	(2,341,360)	(2,077,460)

Net assets available for benefits per the Form 5500	$ 2,519,870,051	$ 2,563,050,831

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2012, to Form 5500 net income:

Net (decrease) in assets available for benefits per the financial
statements prior to transfer in	$ (38,205,087)
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2011	(5,533,085)
Less certain deemed distributions of participant loans and
related interest	(263,900)

Net (loss) per the Form 5500	$ (44,002,072)

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2012, to Form 5500:

Net investment income per the financial statements	$ 7,417,495
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2011	(5,533,085)
Add investment/management fees netted with investment return	493,391
Add interest on loans to participants	1,266,179
Less interest on deemed distribution	(159,992)

Net investment income per the Form 5500	$ 3,483,988

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2012, to Form 5500:

Benefits paid to participants per the financial statements	$ 155,134,904
Less current loan defaults	(229,031)
Plus current deemed distributions	332,939

Benefits paid to participants per the Form 5500	$ 155,238,812

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2012
EIN: 31-0411980
PLAN: 042

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
*	J.P. Morgan	Interest bearing cash	$ 107,193
*	The Procter & Gamble Company	Common stock	1,001,511,438
	The J.M. Smucker Company	Common stock	2,744,187
	Common Collective Trust Fund:
	BlackRock	BlackRock MSCI ACWI EX-U.S. Index Non-Lendable Fund F	272,908,104
	BlackRock	US Debt Index Non-Lendable Fund E	212,623,673
	BlackRock	Russell 2000 Index Non-Lendable Fund E	186,210,622
	BlackRock	Equity Index Fund EX	489,372,483
	BlackRock	Money MarketFund -W	232,221,764
*	State Street Global Advisors	SSgA US Short Term Government/Credit Bond Index	32,048,087
*	State Street Global Advisors	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	67,385,369
*	Loans to participants	Various participants, interest rates ranging from 4.25% to
		9.25% various maturities through December 2021	22,737,131

	TOTAL INVESTMENTS		$ 2,519,870,051

*	Denotes party-in-interest.